UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 18, 2023
ARRIVED STR, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Orchard; Arrived Series Sugarcreek; Arrived Series Lakeridge

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS
Change in Property Manager Relationship for Selected Series
Effective August 18, 2023, Arrived Holdings, Inc., the manager (the "Manager") of Arrived STR, LLC (the "Company"), has, without penalty, terminated the property management relationship with Southern Comfort Cabin Rentals, LLC for Arrived Series Orchard, Arrived Series Sugarcreek and Arrived Series Lakeridge. Additionally, effective August 18, 2023, the Manager has entered into a property management agreement on behalf of the Company with Boutiq, Inc. (the "Property Manager") on behalf of Arrived Series Orchard, Arrived Series Sugarcreek and Arrived Series Lakeridge.
Property Management Fee
As compensation for the services provided by the Property Manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis and paid to the Property Manager pursuant to the property management agreement. Such property management fee will be reduced to eighteen percent (18%) beginning immediately following the first accounting period that the Property Manager manages properties for any entity managed by the Manager or its affiliates with a combined purchase price equal to or greater than $10 million.
Property Management Agreement
Attached as Exhibit 6.1 is a copy of the property management agreement with the Property Manager. The foregoing summary of the terms of the property management agreement is subject to the agreement itself, which is incorporated by reference herein.
EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on August 18, 2023.

ARRIVED STR, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer